Exhibit 99.1

Novel Approach to Treating Advanced Liver Cancer with Namodenoson Published in Leading Scientific Journal: 12-Month Survival of 44% for Namodenoson vs. 18% for Placebo

●	Namodenoson is being evaluated in a pivotal Phase III study

●	Namodenoson is approved for compassionate use in the treatment of liver cancer in Israel and Romania

PETACH TIKVA, Israel, February 14, 2023 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced that Purinergic Signalling, a peer-reviewed scientific journal focused on molecules which target adenosine receptors, published an article titled “Targeting the A3 adenosine receptor to treat hepatocellular carcinoma: anti-cancer and hepatoprotective effects” authored by Can-Fite’s CEO Dr. Pnina Fishman and others.

The article includes a review of the novel approach for treating advanced liver cancer with Namodenoson, a small molecule orally bioavailable drug which specifically kills cancer cells and leaves normal liver cells unharmed. Efficacy and safety data are presented from Phase I and II human clinical studies. Treatment with Namodenoson resulted in longer overall survival in patients with advanced liver cancer as defined by Child Pugh B (CPB) stage in a statistically significant manner. The drug has shown to have a very favorable safety profile and exert a protective effect on liver cancer cells.

Currently, Namodenoson is being evaluated in a pivotal Phase III study. The study protocol has been approved by both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) with 450 patients to be enrolled in Israel, Europe, and the U.S. An interim data analysis will be performed.

Namodenoson has been granted both Orphan Drug and Fast Track designations by the FDA and has received Orphan Drug status with the EMA.

“With Namodenoson, we are aiming to treat patients with the greatest need—those with advanced liver cancer CPB. Moreover, this category of patients are typically not enrolled by other clinical studies due to the severity of their disease,” Dr. Fishman stated. “We are hopeful that Namodenoson’s novel approach may be effective in our current pivotal Phase III trial based on positive results in our prior Phase II study with this advanced liver cancer population. Additionally, we are highly encouraged by the case of a patient from the Phase II study who cleared all liver cancer and remains cancer-free for six years while treated with Namodenoson.”

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114